Exhibit 99.1

REITAR LOGTECH ANNOUNCES PROGRESS OF STRATEGIC COOPERATION BETWEEN JINGXING HK AND CAINIAO GROUP, WITH EUROPEAN SMART WAREHOUSE PROJECTS ENTERING DELIVERY PHASE AND A NEW NORTH AMERICA AUTOMATED COLD-STORAGE PROJECT EXPECTED TO COMMENCE

HONG KONG, September 3, 2026 — Reitar Logtech Holdings Limited (Nasdaq: RITR) (“Reitar” or the “Company”) today announced that, following the previously announced global cooperation memorandum of understanding between Jingxing Storage Equipment Engineering (H.K.) Company Limited (“Jingxing HK”), an indirect subsidiary of the Company, and a member of the Cainiao Group (“Cainiao”), the parties’ collaboration in Europe has progressed and entered the delivery phase for certain projects. The Company also announced that Jingxing HK and Shanghai Jingxing Storage Equipment Engineering Co., Ltd. (“Shanghai Jingxing”) are expected to commence an automated cold-storage project in North America, with an estimated contract value of approximately US$30 million.

Jingxing HK is advancing two automated warehouse projects for Cainiao in Spain and the Netherlands. These projects represent the first European implementation under the parties’ cooperation framework. Jingxing HK is also working with Shanghai Jingxing on the proposed North America project referenced above, which is expected to commence in September 2026.

Spain and Netherlands Projects Enter Delivery Phase

The two automated warehouse projects for Cainiao in Spain and the Netherlands are progressing according to schedule, with racking supply and related engineering works underway. Delivery of all racking is expected to be completed by the end of September 2026, with overall installation targeted for completion by year-end. These timelines are current estimates only and remain subject to change based on project execution, supply chain conditions and other factors.

Jingxing HK will also continue working with Cainiao to explore additional automated warehouse opportunities in other European markets, including potential overseas warehouse developments for cross-border e-commerce companies.

Automation Integrated with Storage Systems

The Spain and Netherlands projects combine Cainiao’s climbing robot technology and automated logistics system capabilities with Jingxing HK’s expertise in high-end storage-system design, racking manufacturing, and overseas project delivery.

Jingxing HK will provide racking and storage-system solutions tailored to automated operating requirements and will participate in key workstreams, including racking supply, solution integration, and engineering delivery. The parties will also collaborate on racking tolerances, material specifications, and installation standards to enhance system compatibility and operational stability in line with applicable European project requirements. The Spain and Netherlands projects are the first to enter the delivery phase, demonstrating that the cooperation between Jingxing HK and Cainiao has progressed from framework agreement to implementation on specific projects.

North American Automated Cold-Storage Project Expected to Commence

In addition to the European projects, Jingxing HK and Shanghai Jingxing are jointly pursuing an automated cold-storage project in North America, with an estimated contract value of approximately US$30 million. The project is expected to commence in September 2026. There can be no assurance that the project will commence as anticipated, or that the estimated contract value will not change.

The project, if it proceeds as currently contemplated, will draw on Jingxing HK’s overseas project coordination and delivery capabilities, together with Shanghai Jingxing’s experience in high-end storage-system design, manufacturing, and engineering execution, to deliver an automated warehousing solution for cold-chain logistics applications. The Company believes the project, if completed, would further strengthen Jingxing’s experience in delivering large-scale cold-chain and automated warehousing projects internationally, while supporting the Group’s business development and project-execution capabilities across Europe, North America, and other international markets.

About Reitar Logtech Holdings Limited (Nasdaq: RITR)

Reitar Logtech Holdings Limited (Nasdaq: RITR) listed on Nasdaq in 2024, becoming a comprehensive solution provider in Asia centered on “Property-Logistics Technology” (PLT). The Company focuses on the full lifecycle management of logistics assets and technology-driven value creation, with an integrated platform encompassing investment development, operational management and intelligent upgrades. Reitar integrates intelligent warehousing systems, IoT devices and data analytics platforms to enhance operational efficiency and economic benefits for clients’ logistics assets, and to support more efficient allocation of resources across the logistics industry chain.

About Jingxing Storage Equipment Engineering (H.K.) Company Limited

Jingxing Storage Equipment Engineering (H.K.) Company Limited (“Jingxing HK”) is a wholly-owned subsidiary of KLA-iBotics Holdings Limited, the logistics technology division of Reitar Logtech Holdings Limited (Nasdaq: RITR), and serves as the international operating platform for Shanghai Jingxing Storage Equipment Engineering Co., Ltd. Jingxing HK specializes in automated storage and retrieval system (AS/RS) racking systems, warehousing solution design and overseas project delivery. Drawing on its manufacturing capabilities and international engineering management experience, Jingxing HK provides warehousing equipment and solutions to clients worldwide.

About Cainiao Group

Founded in 2013, Cainiao Group is a global e-commerce logistics and logistics technology company. Leveraging a logistics network spanning over 200 countries and regions and industry-leading technology capabilities, Cainiao provides global brands, merchants and consumers with a full-stack suite of e-commerce logistics services — encompassing cross-border logistics, global supply chain management and international last-mile delivery — as well as a comprehensive range of logistics technology products and solutions.

As one of the world’s largest cross-border e-commerce logistics enterprises, Cainiao has pioneered landmark international fulfilment products including “Global 5-Day Delivery” and “Global 10-Day Delivery,” offering end-to-end logistics solutions for China’s export trade and global cross-border commerce. Cainiao operates a global smart warehousing and distribution network of over 10 million square metres, providing flexible, green and omni-channel supply chain solutions. The Group has further extended its local delivery services across 10 countries and regions in Europe, the Americas, Asia-Pacific and the Middle East. With technology as its core driver, Cainiao continually develops automated, digitalized and intelligent logistics technology products and solutions serving global manufacturing and logistics ecosystem partners.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect the Company’s current expectations and beliefs regarding future events and are not historical facts. Forward-looking statements in this press release include, without limitation, statements regarding: the timing and completion of racking delivery and installation for the Spain and Netherlands projects; the anticipated completion of overall installation by year-end; the exploration of additional automated warehouse opportunities in other European markets; the expected commencement, timing, terms and estimated contract value (approximately US$30 million) of the proposed North America automated cold-storage project; the finalization and execution of definitive agreements for such project; and the anticipated benefits of the cooperation among the Company, Jingxing HK, Shanghai Jingxing and Cainiao.

These statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such risks and uncertainties include, but are not limited to: (i) the ability of the parties to enter into, or finalize, definitive agreements for specific projects (including the North America project) on acceptable terms, or at all; (ii) the risk that the estimated contract value of the North America project may change or that the project may not proceed as, or when, currently anticipated, or at all; (iii) the ability of the parties to successfully implement contemplated cooperation and complete projects on schedule and within budget; (iv) technical, operational, integration and project delivery risks; (v) risks relating to overseas market development, cross-border trade, regulatory requirements and local standards; (vi) reliance on, and the performance of, business partners including Cainiao and its affiliates; (vii) general economic and market conditions; and (viii) other risks and uncertainties described in the Company’s filings with the U.S. Securities and Exchange Commission.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Company Contact:

Investor Relations
Reitar Logtech Holdings Limited
Unit 801, 8/F, Tower 2, The Quayside
77 Hoi Bun Road, Kwun Tong
Kowloon, Hong Kong